UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Evogene Ltd., or the Company, reports that effective February 11, 2018, Mr. Mark Kapel, a seasoned technology expert, who joined Evogene in 2005 and currently serves as the company’s Director of Information Technologies & Data Management, will be appointed EVP Technology and replace Mr. Yuval Ben-Galim, who will be leaving the company to pursue new opportunities. Mr. Kapel holds an MBA from Tel Aviv University and a B.Sc in Physics and Computers from Ben-Gurion University of the Negev.

In addition, the Company reports that, effective February 11, 2018, Ms. Alin Brown will be appointed VP Screening & Validation Systems. Ms. Brown joined Evogene in 2005 and was previously in charge of Labs & Bio Assays. Ms. Brown holds a Ph.D in Medical Science from the Hebrew University of Jerusalem.

Furthermore, the Company reports that effective January 1, 2018, Dr. Elran Haber was appointed Chief Executive Officer of Biomica Ltd., a subsidiary of the Company focused on the development of microbiome-based therapeutics. Dr. Haber is an experienced executive, and has vast experience in the pharmaceuticals industry. Prior to joining Biomica, Dr. Haber served as CEO of Therapix Biosciences (NASDAQ, TASE: TRPX). Dr. Haber holds a Ph.D in Pharmaceuticals Science and an MBA in Finance and Financial Engineering, both from The Hebrew University of Jerusalem.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2018	EVOGENE LTD. (Registrant) By: /s/ Alex Taskar —————————————— Alex Taskar Chief Financial Officer